ADVANCED CELL TECHNOLOGY, INC.
33 LOCKE DRIVE
MARLBOROUGH, MASSACHUSETTS 01752

VIA EDGAR CORRESPONDENCE

November 2, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC20549-7010

Attention:	Jim Rosenberg
Senior Assistant Chief Accountant

Re:	Advanced Cell Technology, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
File No. 000-50295

Dear Mr. Rosenberg:

This letter responds to the Securities and Exchange Commission Staff’s comment letter dated September 27, 2010 regarding Advanced Cell Technology, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”). For the Staff’s convenience, we have set forth the text of the comments contained in the Comment Letter followed in each case by our response.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2009

Notes to Consolidated Financial Statements

Note 7. Amended and Restated Convertible Debentures, page 72

SEC Comment 1:Please refer to your response to prior comment one. Based on your calculation of the loss on extinguishment of debt, it appears that you include the change in the related derivative liabilities in your loss calculation. Please revise your disclosure to quantify the amount of loss on the exchange of debt separate from the change in the derivative liabilities. This comment also applies to your disclosure of amounts on the face of the statements of operations.

Our Response: We agree with your comment and will provide the following disclosures in all applicable future filings (only affected captions from the financial statements are included below, and changes to footnotes below are underlined):

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Income (Expense)

Other income (expense), net, for 2009 and 2008 was ($25,935,554) and ($14,948,887), respectively. The change of ($10,986,667) is primarily due to the ($8,200,984) loss on extinguishment of convertible debentures and note plus the ($30,316,708) charges related to repricing derivative liabilities, offset by the decrease in the adjustments to fair value of derivatives of $23,103,668 also by interest expense of $10,896,498 as compared to $26,614,761 in 2008.

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Operations
For the Year Ended December 31, 2009

Non-operating income (expense):
Loss on extinguishment of convertible debentures and note	(8,200,984)
Charges related to repricing derivative liabilities	(30,316,708)

Consolidated Statement of Cash Flows
For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Adjustments to reconcile net loss to net cash used in operating activities:
(Gain) loss on extinguishment of debt	8,200,984
Charges related to repricing derivative liabilities	30,316,708

7. AMENDED AND RESTATED DEBENTURES

The Company has considered the impact of ASC 470-50 “Debt-Modifications and Extinguishments” on the accounting treatment of the change in conversion price of the 2005, 2006, 2007 and 2008 convertible debentures. ASC 470-50 states that a transaction resulting in a significant change in the nature of a debt instrument should be accounted for as an extinguishment of debt. The difference between the reacquisition price and the net carrying amount of the extinguished debt should be recognized currently in income of the period of extinguishment. The Company has concluded that the issuance of the amended and restated debentures constitutes a substantial modification. During the year ended December 31, 2009, the Company recognized a loss on extinguishment of convertible debentures of $8,450,457 representing the difference between the fair value of the amended and restated convertible debentures and the carrying value of the original 2005, 2006, 2007 and 2008 convertible debentures. The fair value of the amended and restated convertible debentures at July 29, 2009 was $18,192,813, net of debt discounts of $2,011,065 that will be amortized over the remaining life of the amended and restated convertible debentures.

Mr. Jim B. Rosenberg
November 2, 2010

The Company has complied with the provisions of ASC 815 “Derivatives and Hedging”, and recorded the fair value of the embedded conversion option liability associated with the amended and restated convertible debentures. The fair value of the embedded conversion option was valued using the Black-Scholes model, resulting in a fair value of $7,629,146 immediately prior to the July 29, 2009 modification. As of July 29, 2009, the convertible debentures were convertible at the option of the holders into a total of 101,213,921 shares, subject to anti-dilution and other customary adjustments. The decrease in fair value of $8,550,020 was recorded through the results of operations as an adjustment to fair value of derivatives during the year ended December 31, 2009. The assumptions used in the Black-Scholes option pricing model at July 29, 2009 are as follows: (1) dividend yield of 0%; (2) expected volatility of 190%, (3) risk-free interest rate of 0.14% – 0.50%, and (4) expected life of 0.01 – 1.09 years. As of December 31, 2009, the convertible debentures were convertible at the option of the holders into a total of 81,901,980 shares, subject to anti-dilution and other customary adjustments. The fair value of the embedded conversion option was $4,519,815 at December 31, 2009, representing a decrease in the fair value of the liability of $17,644,086 during the year ended December 31, 2009. The assumptions used in the Black-Scholes option pricing model at December 31, 2009 are as follows: (1) dividend yield of 0%; (2) expected volatility of 180%, (3) risk-free interest rate of 0.47%, and (4) expected life of 1.0 years. Additionally, $1,796,368 was recorded in charges related to repricing derivative liabilities of the 2008 convertible debenture during the year ended December 31, 2009, prior to the July 29, 2009 modification, as a result of a settlement with a debenture holder in February 2009. See Note 13. The Company recognized $26,229,086 in charges related to repricing derivative liabilities in the accompanying consolidated statements of operations during the year ended December 31, 2009 for the adjustment related to the changes in the terms of the warrant and conversion option liabilities at July 29, 2009. The change in fair value of derivative liabilities related to the 2005-2007 debentures and warrants for the year ended December 31, 2007 was $23,211,679.

8. CONVERTIBLE PROMISSORY NOTES

Impact of Modification

The Company has considered the impact of ASC 470-50 “Debt-Modifications and Extinguishments” on the accounting treatment of the change in conversion price of the Notes. ASC 470-50 states that a transaction resulting in a significant change in the nature of a debt instrument should be accounted for as an extinguishment of debt. The difference between the reacquisition price and the net carrying amount of the extinguished debt should be recognized currently in income of the period of extinguishment. The Company has concluded that the issuance of the amendment to the February 15, 2008 convertible promissory notes constitutes a substantial modification. During the year ended December 31, 2009, the Company recognized a gain on extinguishment of convertible debentures of $249,473 representing the difference between the fair value of the amended and restated convertible promissory notes and the carrying value of the original convertible promissory notes. The fair value of the amended convertible debentures at August 25, 2009 was $828,818, net of debt discounts of $29,968 that will be amortized over the remaining life of the amended and restated convertible debentures.

The Company has complied with the provisions of ASC 815 “Derivatives and Hedging”, and recorded the fair value of the embedded conversion option liability associated with the amended convertible promissory notes. The fair value of the embedded conversion option was valued using the Black-Scholes model, resulting in a fair value of $558,949 immediately prior to the August 15, 2009 modification. As of August 15, 2009, the convertible promissory notes were convertible at the option of the holders into a total of 7,934,211 shares just prior to modification and into a total of 8,644,737 shares just after the modification, subject to anti-dilution and other customary adjustments. The decrease in fair value of $496,955 was recorded through the results of operations as an adjustment to fair value of derivatives during the year ended December 31, 2009. The assumptions used in the Black-Scholes option pricing model at August 15, 2009 are as follows: (1) dividend yield of 0%; (2) expected volatility of 185%, (3) risk-free interest rate of 0.26%, and (4) expected life of 0.48 years. The Company also recognized $50,057 in charges related to repricing derivative liabilities in the accompanying consolidated statements of operations during the year ended December 31, 2009 for the adjustment related to the changes in the terms of the conversion option liabilities at August 25, 2009. As of December 31, 2009, the convertible promissory notes were convertible at the option of the holders into a total of 12,707,990 shares, subject to anti-dilution and other customary adjustments. The fair value of the embedded conversion option was $387,391 at December 31, 2009, representing a decrease in the fair value of the liability of $603,062 during the years ended December 31, 2009. The assumptions used in the Black-Scholes option pricing model at December 31, 2009 are as follows: (1) dividend yield of 0%; (2) expected volatility of 180%, (3) risk-free interest rate of 0.06%, and (4) expected life of 0.13 years.

13. STOCKHOLDERS’ EQUITY TRANSACTIONS

The Company calculated the fair value of the conversion option for the 2007 and April 2008 debentures immediately prior to and after the change in the conversion price, and evaluated the impact of the change in conversion price. The Company recorded the amount of $1,796,368 during the year ended December 31, 2009 in charges related to repricing derivative liabilities as a result of this modification, representing the change in the fair value of the conversion option liability.

Mr. Jim B. Rosenberg
November 2, 2010

Note 10. Series A-1 Redeemable Convertible Preferred Stock, page 80
Modification of Series A-1 Convertible Redeemable Preferred Stock, 82

SEC Comment 2:In your response to prior comment two you appear to reference condition (a) in ASC 470-50-40-10 to support your accounting treatment for the change in the conversion price of the redeemable preferred stock instrument. However, ASC 470-50-40-11 states that the conditions in (a) does not address modifications or exchanges of debt instruments in circumstances in which the embedded conversion option is separately accounts for as a derivative under Topic 815 before modification, after the modification, or both before and after the modification. Since you appear to separately account for the embedded conversion option as a derivative, please revise your disclosure to remove any language describing the change in the fair value of the conversion option as the extinguishment of debt.

Our Response: We agree with your comment and will provide the following disclosures in all applicable future filings, in addition to the disclosures from Comment 1:

Item 8. Financial Statements and Supplementary Data

10. SERIES A-1 REDEEMABLE CONVERTIBLE PREFERRED STOCK

Modification of Series 1-A Convertible Redeemable Preferred Stock

On  October 19, 2009, the Company entered into two letter agreements with Volation, pursuant to which (i) the Company reduced the conversion price of its outstanding Series A-1 convertible preferred stock issued to Volation to $.10 per share resulting in 22,880,000 shares of Common Stock upon conversion, (ii) the Company is to issue Volation 2,500,000 shares of its Common Stock at $0.10 per share in payment of an outstanding commitment fee, and (iii) Volation waived the delinquency in  non-payment of the $250,000 commitment fee required pursuant to the preferred stock purchase agreement between the Company and Volation. The Company calculated the fair value of the conversion option for the preferred stock immediately prior to and after the change in the conversion price. The change in fair value of the conversion option on the preferred stock was $2,241,197, which the Company recorded to charges related to repricing derivative liabilities during the year ended December 31, 2009.

ITEM 1. Executive Compensation, page 104

SEC Comment 3: We note your response to our prior comment three and the accompanying draft disclosure you have provided. We note, however, that annual bonuses and option awards were granted to Messrs. Caldwell and Lanza in 2009, yet your discussion does not address how the board determined to make these awards. In Mr. Caldwell’s case, he received a bonus in 2009 of $140,000 and option awards valued at $131,826. Mr. Lanza received a bonus in 2009 of $81,250 and option awards valued at $320,515. Please revise your proposed disclosure to address:
•	How the number and exercise price of the options was determined
•	How the board determined the size of the cash bonuses

To the extent that the board of directors used its discretion in making any award, please explain the reasoning the board applied in determining that the award was appropriate, including any performance factors considered. We may have further comments based on your response.

Our Response: The Company proposes to add the following disclosure at the end of the “Compensation Discussion and Analysis” section (before “Risk Management Considerations”):

With respect to the cash bonus awarded to Mr. Caldwell, $100,000 was awarded pursuant to the Employment Agreement between the Company and Mr. Caldwell, dated October 1, 2009.  The Board approved the award of $100,000 as a signing/retention bonus because this was the amount that the Board thought was fair in light of Mr. Caldweld’s expected contributions to the Company and one that he would also find acceptable. With respect to the balance of the bonus awarded to Mr. Caldwell, the Company’s Board awarded all current employees who participated in achievement of the filing of the Investigational New Drug (“IND”) application a bonus equal to one month’s salary which amounted to an award of $40,000 to Mr. Caldwell.

Mr. Jim B. Rosenberg
November 2, 2010

With respect to the cash bonus awarded to Dr. Lanza, $50,000 was awarded as a signing bonus  in connection with the execution of the Employment Agreement between the Company and Dr. Lanza, dated October 1, 2009.  The Board approved the award because the board did not want Dr. Lanza seeking other employment and the Board thought that this bonus award coupled with the other compensation provided for in Dr. Lanza’s employment agreement would create a compensation package that Dr. Lanza would find acceptable.  The balance of the bonus awarded to Dr. Lanza (equal to $31,250) was awarded to him as part of the bonuses warded to all employees that participated in the filing of the IND application and equaled one month’s salary.

With respect to the stock options awarded to Mr. Caldwell and Dr. Lanza, the exercise price was the price of the Company’s common stock on the day that Board approved the grant of the options.  With respect to the amount of the Options the Board approved the grant of options equaling one half of the amount of options that the employee currently had.   The Board believed that 50% was fair in light of the contributions of Mr. Caldwell and Dr. Lanza.

ITEM 1. Executive Compensation, page 104

SEC Comment 4:Please tell us how to reconcile the fair value of the option awards that appear in your Summary Compensation Table with the fair value of the option awards that appear in your Grants of Plan-Based Awards Table on page 6 of your letter dated August 10, 2010. The tables reflect the same option awards, yet the values do not appear to be consistent.

Mr. Jim B. Rosenberg
November 2, 2010

Our Response: We will prepare and file an amendment to the 2009 Form 10-K to update for the following proposed disclosures.

Summary Compensation Table

The following table summarizes the annual compensation paid to our named executive officers for the three years ended December 31, 2009, 2008 and 2007:

				Stock	Option	All Other
		Salary	Bonus	Awards	Awards	Compensation		Total
Name and Principal Position	Year	($)	($)	($)	($)	($)		($)
William M. Caldwell, IV	2009	417,500	140,000	-	210,866	1,879	(1)	770,245
Chief Executive Officer,	2008	350,000	-	-	-	995	(1)	350,995
Principle Financial Officer, and	2007	348,374	150,000	-	-	2,376	(1)	500,750
Chairman of the Board of Directors

Robert P. Lanza, M.D.,	2009	311,250	81,250	-	441,665	1,524	(1)	835,689
Chief Scientific Officer	2008	290,000	35,000	-	168,237	636	(1)	493,873
	2007	342,805	50,000	-	28,910	483	(1)	422,198

Jonathan F. Atzen	2008	78,077	-	93,669	1,598	3,001	(2)	176,345
Sr. Vice President, General Counsel	2007	338,537	60,000	-	6,391	12,360	(2)	417,288
and Secretary (2)

Please see the assumptions relating to the valuation of our stock option awards which are contained in Notes to audited Financial Statements included in this 10K.

(1) This amount represents a life insurance premium paid by the Company for the named executive officer.

(2) Effective as of March 7, 2008, Mr. Atzen resigned from his positions at the Company and terminated his employment arrangement with the Company. This amount in 2008 represents $2,670 in payments made to Mr. Atzen as part of his $1,000 monthly car allowance through his termination date and $331 in life insurance premiums paid by the Company for Mr. Atzen. This amount in 2007 represents $12,000 in payments made to Mr. Atzen as part of his $1,000 monthly car allowance and $360 in life insurance premiums paid by the Company for Mr. Atzen.

The following table sets forth information regarding stock option awards to our named executive officers under our stock option plans for the year ended December 31, 2009 as follows:

		Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All other stock awards: Number of shares	All other option awards: Number of securities underlying	Exercise or base price of option	Grant date fair value of stock and
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	of stock	options	awards	option
Name	date	($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	awards (1)
William M. Caldwell, IV	11/13/2009	-	-	-	2,554,273	2,554,273	2,554,273	-	-	0.098	$210,866
Robert P. Lanza, M.D.	11/13/2009	-	-	-	5,350,000	5,350,000	5,350,000			0.098	$441,665
Johnathan F. Atzen	-	-	-	-	-	-	-	-	-	-	-

Mr. Jim B. Rosenberg
November 2, 2010

(1)
The aggregate fair value of the stock option awards were calculated as of the grant date utilizing the  Black-Scholes option-pricing model and in accordance with FASB ASC Topic 718. The assumptions used in the Black-Scholes option-pricing model are disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

In connection with these responses, Advanced Cell Technology, Inc.acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above response or require any additional information, please call Bill Caldwell at (508) 756-1212, or Kevin Pickard at (661) 294-8300.

Very truly yours,

Advanced Cell Technology, Inc.
By: /s/ William M. Caldwell, IV
Chief Executive Officer
(Principal Executive Officer and Principal Financial Officer)